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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tuxis Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

901 14 4 105

(CUSIP Number)

Lynne Silverstein
Ault Glazer & Company Investment Management, LLC
100 Wilshire Boulevard, Suite 1500, Santa Monica, CA 90401
(310) 752-1416

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901 14 4 105			Page 2 of 10

1.	Name of Reporting Person: Ault Glazer & Company Investment Management LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4696208

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 98,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 98,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
Approximately 9.96% (based upon 983,776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): IA/HC

2

CUSIP No. 901 14 4 105			Page 3 of 10

1.	Name of Reporting Person: Franklin Capital Corporation		I.R.S. Identification Nos. of above persons (entities only): 13-3419202

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 98,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 98,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
Approximately 9.96% (based upon 983-776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): IV

3

CUSIP No. 901 14 4 105			Page 4 of 10

1.	Name of Reporting Person: Milton C. Ault, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 98,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 98,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): Approximately 9.96% (based upon 983,776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): IN

4

Ault Glazer & Company Investment Management LLC, a Delaware limited liability company (“Adviser”), Franklin Capital Corporation, a Delaware corporation (“Franklin”), and Milton C. Ault, III (“Ault”), pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), hereby file this Schedule 13D (the “Statement”) with the Securities and Exchange Commission. The Adviser, Franklin, and Ault are collectively referred to herein as the “Reporting Persons”.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.01 par value (the “Common Stock"), issued by Tuxis Corporation (“Tuxis”), a Maryland corporation. The principal executive offices of Tuxis are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

The Reporting Persons are as follows:
Name: Ault Glazer & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Franklin Capital Corporation
Place of Organization: Delaware
Principal Business: Investment Company
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Pursuant to Rule 13d-3 of the 1934 Act, Adviser may be deemed to beneficial own approximately 62,000 shares of Tuxis Common Stock held by certain individually managed accounts and private investment funds (the “Advisory Clients”) over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Tuxis Common Stock held on behalf of such Advisory Clients.

Franklin directly holds approximately 36,000 shares of Tuxis Common Stock.

Ault is the Chief Investment Officer and managing member of Adviser, and the Chairman and Chief Executive Officer of Franklin. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Tuxis Common Stock beneficially owned by both Franklin and Adviser as a result of the executive positions he holds with both entities. Mr. Ault disclaims beneficial ownership over all shares of Tuxis Common Stock imputed to him by virtue of his respective positions with Adviser and Franklin.

Based upon Ault’s positions with both Adviser and Franklin, and pursuant to Rule 13d-5(b) of the 1934 Act, each of Ault, Adviser and Franklin may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of Tuxis Common Stock. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of Tuxis Common Stock collectively held by all of the Reporting Persons. Each of Ault, Adviser and Franklin disclaim

Page 5 of 10 pages

beneficial ownership of all shares of Tuxis Common Stock imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of Tuxis Common Stock was approximately $502,097. Such amount was derived from the Advisory Clients.

The aggregate amount of funds used by Franklin to purchase shares of Tuxis Common Stock was approximately $255,764. Such amount was derived from Franklin’s working capital.

Item 4. Purpose of Transaction

On March 7, 2005, Ault, acting solely in his capacity as Chief Investment Officer and managing member of Adviser, contacted the management of Tuxis to recommend that Tuxis management explore a number of potential alternatives to enhance shareholder value. Specifically, Ault, on behalf of Adviser and the Advisory Clients, recommended that Tuxis management explore the possibility of effecting one or more of the following changes:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

•	a sale or transfer of a material amount of assets of Tuxis;

•	a change in the present board of directors or management of Tuxis, including potentially changing the number of directors or the term of office of such directors;

•	a material change in the present capitalization or dividend policy of Tuxis;

•	deregistration of the Common Stock of Tuxis from the American Stock Exchange; and/or

•	termination of the registration of the Common Stock of Tuxis under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereunder.

Ault, on behalf of Adviser and the Advisory Clients, may seek to actively participate in facilitating one or more of the above-referenced changes, though no specific transactions are contemplated at the present time. At such time that Ault, on behalf of Adviser and the Advisory Clients seeks to undertake or engage in any of the foregoing activities or changes, Franklin may participate only to the extent that such participation or joint activity is not otherwise prohibited or restricted by the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), applicable to Franklin as a business development company (a “BDC”).

Notwithstanding the foregoing, in the event that Franklin is no longer subject to the restrictions imposed on BDC’s by the 1940 Act, Ault expects that Franklin will participate in facilitating one or more of the above-referenced changes to the fullest extent permissible by applicable law.

In addition, the Reporting Persons may acquire additional shares of Common Stock of Tuxis. Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with Tuxis with respect to the acquisition or disposition of shares, or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 6 of 10 pages

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Tuxis and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)      Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 98,000 shares of Tuxis Common Stock, representing approximately 9.96% of Tuxis’ total number of outstanding shares. The percentage of Common Stock owned, as reported in this Statement, was calculated based upon the total number of outstanding shares of Common Stock as of December 31, 2004 (983,776) as disclosed by Tuxis in its semi-annual report to shareholders on Form N-CSR, filed with the SEC on March 11, 2005, which represents the most recent available public filing containing such information.

(b)      The respective responses of each Reporting Person to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Tuxis Common Stock, are incorporated herein by reference.

(c)      Below is a list of each transaction in shares of Tuxis Common Stock that involved a Reporting Person during the previous sixty days.

				Amount Bought
Name	Transaction Date	Company	Transaction Type	or Sold	Transaction Price	Broker
Ault Glazer & Company Investment Management, LLC	12/21/2004	Tuxis Corporation	Buy	1000	$7.6023	BEST
Ault Glazer & Company Investment Management, LLC	12/21/2004	Tuxis Corporation	Buy	1000	$6.9795	BEST
Ault Glazer & Company Investment Management, LLC	12/21/2004	Tuxis Corporation	Buy	500	$7.0161	BEST
Ault Glazer & Company Investment Management, LLC	12/21/2004	Tuxis Corporation	Buy	1000	$6.9795	BEST
Ault Glazer & Company Investment Management, LLC	1/14/2005	Tuxis Corporation	Buy	1000	$7.6247	BEST
Ault Glazer & Company Investment Management, LLC	1/14/2005	Tuxis Corporation	Buy	4000	$7.5998	BEST
Ault Glazer & Company Investment Management, LLC	1/14/2005	Tuxis Corporation	Buy	2600	$7.5998	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	600	$7.9599	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	300	$7.9967	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	500	$7.9674	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	1500	$7.9530	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	1500	$7.9530	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	900	$7.9537	BEST
Ault Glazer & Company Investment Management, LLC	1/18/2005	Tuxis Corporation	Buy	400	$7.9723	BEST
Ault Glazer & Company Investment Management, LLC	1/20/2005	Tuxis Corporation	Buy	4300	$8.2000	BEST
Ault Glazer & Company Investment Management, LLC	1/20/2005	Tuxis Corporation	Buy	2000	$8.2000	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	2000	$8.4665	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	500	$8.5153	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	500	$8.5153	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1500	$8.4653	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1000	$8.4653	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1500	$8.4653	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1000	$8.4653	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1000	$8.4653	BEST
Ault Glazer & Company Investment Management, LLC	1/24/2005	Tuxis Corporation	Buy	1000	$8.4678	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	300	$9.0302	BEST

Page 7 of 10 pages

				Amount Bought
Name	Transaction Date	Company	Transaction Type	or Sold	Transaction Price	Broker
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	200	$9.1007	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	500	$8.9882	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	500	$8.9882	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	100	$9.6232	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2005	Tuxis Corporation	Buy	6300	$8.9632	BEST
Ault Glazer & Company Investment Management, LLC	1/26/2005	Tuxis Corporation	Buy	10300	$8.8000	BEST
Ault Glazer & Company Investment Management, LLC	12/22/2005	Tuxis Corporation	Buy	500	$7.0300	BEST
Ault Glazer & Company Investment Management, LLC	12/28/2005	Tuxis Corporation	Buy	5000	$7.0626	BEST
Ault Glazer & Company Investment Management, LLC	12/29/2005	Tuxis Corporation	Buy	1000	$7.0392	BEST
Ault Glazer & Company Investment Management, LLC	12/29/2005	Tuxis Corporation	Buy	500	$7.0567	BEST
Ault Glazer & Company Investment Management, LLC	12/30/2005	Tuxis Corporation	Buy	2000	$7.0381	BEST
Ault Glazer & Company Investment Management, LLC	12/30/2005	Tuxis Corporation	Buy	750	$7.0876	BEST
Ault Glazer & Company Investment Management, LLC	12/30/2005	Tuxis Corporation	Buy	750	$7.0876	BEST
Ault Glazer & Company Investment Management, LLC	1/25/2008	Tuxis Corporation	Buy	200	$9.1007	BEST
Franklin Capital Corp	12/20/2004	Tuxis Corporation	Buy	29,000	$7.0355	BEST
Franklin Capital Corp	12/31/2004	Tuxis Corporation	Buy	6,000	$7.3666	BEST
Franklin Capital Corp	1/3/2005	Tuxis Corporation	Buy	1000	$7.5320	BEST

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of Tuxis.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

Page 8 of 10 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 16, 2005

Franklin Capital Corporation
/s/ Milton C. Ault III
Milton C. Ault, III, Chairman and
Chief Executive Officer

Ault Glazer & Company Investment Management LLC
/s/ Milton C. Ault III
Milton C. Ault, III, Managing Member

Milton C. Ault, III
/s/ Milton C. Ault III

Page 9 of 10 pages